FBS Global Limited

74 Tagore Lane, #02-00

Sindo Industrial Estate

Singapore 787498

March 16, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	FBS Global Limited
Amendment No. 2 to Registration Statement on Form F-1
Submitted March 1, 2023
File No. 333-269469

Ladies and Gentlemen:

By letter dated March 9, 2023, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided FBS Global Limited (the “Company”) with comments on the Company’s Amendment No. 2 to Registration Statement on Form F-1, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Concurrently herewith, the Company is filing Amendment No. 3 to the Registration Statement on Form F-1.

Amendment No. 1 to Registration Statement submitted February 17, 2023

Risk Factors

1.	We note your response to comment 1. Please revise the second sentence of this risk factoryou’re your articles of association to state clearly whether the provision applies to claims arising under the Securities Act and the Exchange Act.

We have revised the disclosure on page 27, as requested, and are updating the Company’s Amended and Restated Articles of Association to confirm that claims arising under the Securities Act and Exchange Act are exempt from this waiver. Article 166(2) will be revised as follows (with amended language noted in bold):

“(2) Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud, willful default or dishonesty which may attach to such Director and such waiver shall not apply to claims arising under the Securities Act and the Exchange Act”.

General

2.	Please relocate Part II of your registration statement to the end of the document as requested in prior comment 3. In this regard, we note that Part II appears after page 122 instead of after page Alt-3.

We have revised the disclosure, as requested.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

FBS Global Limited

/s/ Kelvin Ang
By:	Kelvin Ang
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood